MATERIAL CHANGE REPORT

1.	Name and Address of Company TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change September 16, 2004

3.

News Release

A press release dated September 16, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCN Newswire (Canada and U.S. disclosure package) on September 16, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination

4.

Summary of Material Change

On September 16, 2004, TransGlobe announced a successful development well at An Nagyah #10. The An Nagyah #10 well was drilled to a total depth of 1,144 meters and completed as an Upper Lam oil well, flowing at a stabilized rate of 1,547 barrels of light (42 degree API) oil per day. The total production capability of the An Nagyah field is now approximately 5,000 Bopd.

5.	Full Description of Material Change See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102 Not Applicable

7.	Omitted Information Not Applicable

8.	Executive Officers For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report September 17, 2004

News From...	Suite 2900, 330 – 5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
SUCCESSFUL APPRAISAL WELL
IN REPUBLIC OF YEMEN

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Thursday, September 16, 2004 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce a successful development well at An Nagyah #10.

BLOCK S-1, REPUBLIC OF YEMEN (25% working interest)

Successful appraisal well at An Nagyah #10:
The An Nagyah #10 well was drilled to a total depth of 1,144 meters and completed as an Upper Lam oil well, flowing at a stabilized rate of 1,547 barrels of light (42 degree API) oil per day.

The An Nagyah #10 well encountered the Upper Lam sandstones with a 33 meter oil bearing interval. A 26.0 meter reservoir interval in the oil bearing section was perforated between 1,030 and 1,056 meters. The perforated interval flowed at 1,547 barrels per day of light oil and 604 thousand cubic feet of natural gas per day on a 36/64 inch choke at 375 psi flowing pressure. No water was produced during the test period.

An Nagyah #10 is located 0.5 kilometers east of the An Nagyah #6 well which tested light sweet oil at 1,140 Bopd from a 29 meter perforated interval (April 28, 2004 announcement). The An Nagyah #10 well will be equipped for early production via trucking after the drilling rig is moved to An Nagyah #11 later this week. The An Nagyah #11 well is located northwest of the An Nagyah #6 well and is planned to be drilled as a horizontal well. Additional development wells in the An Nagyah pool are expected to be drilled in the fourth quarter of 2004 and into 2005.

The total production capability of the An Nagyah field is now approximately 5,000 Bopd. Production rates via trucking are planned to increase from the current 3,800 Bopd to approximately 5,000 Bopd (1,250 Bopd to TransGlobe) when the An Nagyah #10 well is equipped for production. Trucking operations will be phased out following the construction of a central production facility ("CPF") at An Nagyah and a 28 kilometer (18 mile) pipeline to the Jannah Hunt export pipeline. The pipeline and facilities are expected to be operational by mid 2005. The 10 inch pipeline is designed to allow an ultimate capacity of 80,000 Bopd so that future discoveries can be placed on stream quickly. The CPF is designed for an initial capacity of 10,000 Bopd (2,500 Bopd to TransGlobe), with expansion capabilities.

Continued

TransGlobe is a growth oriented international exploration and production Company with its corporate office in Calgary, Alberta, Canada. TransGlobe has achieved a production growth rate of 38% per year over the past three years and expects to produce an average of 3,600 Boepd during 2004. TransGlobe is well positioned for continued growth with interests in three production sharing agreements in the Republic of Yemen (two producing, one exploration), one exploration concession in the Arab Republic of Egypt and producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices:
President & C.E.O.	#2900, 330 –5 th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com